December 10, 2013


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Universal Electronics Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

913483103
(CUSIP Number)

Damian Sousa, Eagle Asset Management
880 Carillon Parkway
St Petersburg Florida 33716
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box.  X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).





CUSIP No. 913483103

13D
Page 2 of 4 Pages





1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS (ENTITIES ONLY)
Eagle Asset Management 59-2385219
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)?
(b)?

3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
OO
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)?
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States





NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.
SOLE VOTING POWER
3,189,967.000



8.
SHARED VOTING POWER
00,000

9.
SOLE DISPOSITIVE POWER
3,189,967.000


10.
SHARED DISPOSITIVE POWER
00,000


11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,189,967.000
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.51%

14.
TYPE OF REPORTING PERSON (see instructions)
IA


CUSIPNo.913483103
13D
Page 3 of 4 Pages






Item 1.Security and Issuer.  Universal Electronics Inc. Common Stock
Item 2.Identity and Background.
Eagle Asset Management
880 Carillon Parkway, St Petersburg, Florida 33716
Registered Investment Adviser
No employee, officer or director of Eagle Asset Management has been convicted in a criminal proceeding in the past five years
No employee, officer or director of Eagle Asset Management has been a party to a civil proceeding in the past five years
Eagle Asset Management is incorporated in the State of Florida
Item 3.Source or Amount of Funds or Other Consideration.
The common shares of Universal Electronics Inc were acquired by Eagle Asset Management for the benefit of client investment portfolios.
Item 4.Purpose of Transaction.
Eagle Asset Management has acquired common shares of Universal Electronics Inc for passive portfolio investment purposes.
Eagle does not seek to influence management policy or procedures or seek control of the company
Item 5.Interest in Securities of the Issuer.
Eagle Asset Management has 3,189,967 common shares of UEIC Universal Electronics Inc. or 20.51% of the outstanding shares of UEIC.
These shares are held in client investment portfolios which grant
Eagle Asset Management voting authority as part of the client
Investment Management Agreement with Eagle Asset Management.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable
Item 7.Material to Be Filed as Exhibits.
None





CUSIP No. 913483103
13D
Page 4 of 4 Pages



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


COMPANY NAME    Eagle Asset Management



Damian D. Sousa


Chief Compliance Officer
Insert Title


December 10, 2013
Insert Date